Bradford & Bingley

07020967

RECEIVED
FEB 8 2007
SEC MAIL PROCESSING
WASH, D.C. 186 SECTION

SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

29 January 2007

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
FEB 1 2 2007
THOMSON
FINANCIAL

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2005)

18 January 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**January 2007**	**December 2006**
Outstanding current balance of mortgages	£5,815,628,878	£5,892,530,703
Number of mortgages	70,968	71,495
Average loan balance	£81,947	£82,419
Weighted average current LTV	59.51%	60.01%
Arrears:		
1 month +	1.65%	1.57%
3 months +	0.44%	0.47%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Mandy Pursey
Tel: +44 (0) 20 7067 5645
Email: mandy.pursey@bbg.co.uk

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

Lloyds TSB Group plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed.

5. Number of shares / amount of stock acquired

1,110,936

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.18%

7. Number of shares / amount of stock disposed

Nil

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/a

9. Class of security

Ordinary 25p shares

10. Date of transaction

23 January 2007

11. Date listed company informed

24 January 2007

12. Total holding following this notification

32,525,157

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.127%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw - 01274 806106

16. Name and signature of authorised officer of the listed company responsible for making this notification

Phil Kershaw

Date of notification

25 January 2007

END